      CUSIP NO.  382410843                                                                           Page 1 of 9

                                                UNITED STATES

                                      SECURITIES AND EXCHANGE COMMISSION

                                            Washington, D.C. 20549

                                                SCHEDULE 13D/A

                                  Under the Securities Exchange Act of 1934

                                              (Amendment No. 6)*

                                        GOODRICH PETROLEUM CORPORATION

                                               (Name of Issuer)

                                   Common Stock, par value $0.01 per share

                                        (Title of Class of Securities)

                                                  382410843

                                                (CUSIP Number)

                                                  Maria Gray

                                         Vice President and Secretary

                                           Franklin Resources, Inc.

                                             One Franklin Parkway

                                           San Mateo, CA 94403‑1906

                                                 800‑632‑2350

                         (Name, Address and Telephone Number of Person Authorized to

                                     Receive Notices and Communications)

                                                 January 4, 2018

                           (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1I, 240.13d‑1(f) or

      240.13d‑1(g), check the following box.[  ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

      including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

      CUSIP NO.  382410843                                                                           Page 2 of 9

1.       NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,703,880 [1]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.0% [2]

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

[1]  Includes 546,875 shares of Common Stock issuable on the exercise of warrants as described in Item 6 and includes

   410,157 shares of common stock issuable on conversion of debt securities(as computed under Rule 13d‑3(d)(1)(i)).

[2]  Percentage of class is based on 10,538,513 outstanding shares of Common Stock as of November 8, 2017, as reported on

   Goodrich Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities Exchange Commission on November 8, 2017.

      CUSIP NO. 382410843                                                                            Page 3 of 9

1.       NAMES OF REPORTING PERSONS.

             Charles B. Johnson

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,703,880 [3]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.0% [4]

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

[3]  Includes 546,875 shares of Common Stock issuable on the exercise of warrants as described in Item 6 and includes

   410,157 shares of common stock issuable on conversion of debt securities(as computed under Rule 13d‑3(d)(1)(i)).

[4]  Percentage of class is based on 10,538,513 outstanding shares of Common Stock as of November 8, 2017, as reported on

   Goodrich Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities Exchange Commission on November 8, 2017.

      CUSIP NO.  382410843                                                                          Page 4 of 9

1.       NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,703,880 [5]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.0% [6]

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

[5]  Includes 546,875 shares of Common Stock issuable on the exercise of warrants as described in Item 6 and includes

   410,157 shares of common stock issuable on conversion of debt securities(as computed under Rule 13d‑3(d)(1)(i)).

[6]  Percentage of class is based on 10,538,513 outstanding shares of Common Stock as of November 8, 2017, as reported on

   Goodrich Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities Exchange Commission on November 8, 2017.

      CUSIP NO.  382410843                                                                           Page 5 of 9

1.       NAMES OF REPORTING PERSONS.

             Franklin Advisers, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO, WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             California

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             4,703,8801

      8.     SHARED VOTING POWER

              0

      9.     SOLE DISPOSITIVE POWER

             4,703,880 [7]

      10.    SHARED DISPOSITIVE POWER

              0

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,703,8801

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.0% [8]

      14.    TYPE OF REPORTING PERSON

             IA,CO (See Item 5)

[7]  Includes 546,875 shares of Common Stock issuable on the exercise of warrants as described in Item 6 and includes

   410,157 shares of common stock issuable on conversion of debt securities(as computed under Rule 13d‑3(d)(1)(i)).

[8]  Percentage of class is based on 10,538,513 outstanding shares of Common Stock as of November 8, 2017, as reported on

   Goodrich Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities Exchange Commission on November 8, 2017.

      CUSIP NO.  382410843                                                                           Page 6 of 9

This Amendment No. 6 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 24, 2016, as previously amended on December 19, 2016, March 3, 2017, June 2, 2017, September 28, 2017 and on November 13, 2017 which relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of GOODRICH PETROLEUM CORPORATION a Delaware  corporation (the “Issuer”). The Issuer’s principal executive offices are located at 801 Louisiana, Suite 700, Houston, Texas, 77002.

This Amendment No. 6 to Schedule 13D amends and supplements the previously amended Schedule 13D as follows. Except as provided herein, this Amendment No. 6 to Schedule 13D does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.  The information herein is provided and is correct as of January 4, 2018.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in such Schedule 13D as originally filed.

      Item 4.  Purpose of Transaction

The following paragraph is added to Item 4:

Between November 13, 2017 and January 4, 2017, the Funds sold 191,418 Shares in a public offering pursuant to the Issuer’s effective registration statement on behalf of the Funds.

      Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a-b) The Shares may be deemed to be beneficially owned by FAV for purposes of Rule 13d-3 under the Act in their capacity as the investment advisers to the Funds pursuant to investment management contracts that grant them investment and/or voting power.  When an investment management contract (including a sub-advisory agreement) delegates to an investment management subsidiary investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats the investment management subsidiary as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.  Accordingly, FAV, as an investment management subsidiary, reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement.

Beneficial ownership by FRI and the investment management subsidiaries, including FAV, is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34‑39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other.  The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly‑owned investment management subsidiary of FRI, are exercised independently from FRI, the investment management subsidiaries and their other affiliates. Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and FRI and its other affiliates of information that relates to the voting and investment powers over the securities owned by their investment management clients.  Consequently, FMA, on the one hand, and FRI and its other affiliates, on the other hand, report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of FRI’s outstanding common stock and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI’s subsidiaries provide investment management services.  The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders.  Items 11 and 13 of the cover pages for FAV, FRI and each of the Principal Shareholders are incorporated herein by reference.  FRI, the Principal Shareholders and FAV disclaim any pecuniary interest in any of the Shares, Warrants and Notes.  In addition, the filing of the Schedule 13D on behalf of the Principal Shareholders, FRI and FAV should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d‑3, of any of the Shares, Warrants or Notes.

FRI, the Principal Shareholders and FAV believe that they are not a “group” within the meaning of Rule 13d‑5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares, Warrants and Notes held by any of them or by any persons or entities for whom or for which FAV provides investment management services.

CUSIP NO. 382410843 Page 7 of 9

The number of Shares as to which each reporting person on this Schedule 13D has:

(i)	Sole power to vote or to direct the vote of the Shares:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	4,703,880

(ii)	Shared power to vote or to direct the vote of the Shares:	0

(iii)	Sole power to dispose or to direct the disposition of the Shares:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	4,703,880

(iv)	Shared power to dispose or to direct the disposition of the Shares:	0

      (c)    Other than as listed in Exhibit A-4, none of the reporting persons have effected any transactions in the Shares, Warrants or Notes during the past sixty days.

      (d)     Franklin Income Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment Company Act of 1940, has an interest in 1,967,971 Shares, or 17.1%, Franklin High

              Income Fund, a series of Franklin High Income Trust, an investment company registered under the Investment Company Act of 1940, has an interest in 1,952,029 Shares(which includes Warrants convertible into 515,625 Shares and 386,720 Shares issuable on conversion of debt securities), or 17.0%, and Franklin High Yield Fund, a sub-fund of Franklin Templeton Investment Funds, a Luxembourg registered SICAV has an interest in 576,519 shares, or 5.0% of the class of securities reported herein.

      (e)     Not applicable

CUSIP NO.  382410843                                                                      Page 8 of 9

                                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: January 5, 2018

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:   /s/MARIA GRAY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

     Maria Gray

     Vice President and Secretary of Franklin Resources, Inc.

     Attorney‑in‑Fact for Charles B. Johnson

     Attorney‑in‑Fact for Rupert H. Johnson, Jr.

     Secretary of Franklin Advisers, Inc.

Franklin Custodian Funds on behalf of

                         Franklin Income Fund

Franklin High Income Trust on behalf of

                         Franklin High Income Fund

Franklin Templeton Investment Funds on behalf of

                       Franklin High Yield Fund

By:   /s/KIMBERLY H. NOVOTNY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

      Kimberly H. Novotny

      Vice President and Assistant Secretary of Franklin Custodian Funds

      Vice President and Assistant Secretary of Franklin High Income Trust

      Attorney-in-Fact for Franklin Templeton Investment Funds

CUSIP NO.  382410843                                                                      Page 9 of 9

                                                 EXHIBIT A-4

                                     TRANSACTIONS IN THE PAST 60 DAYS

   The transactions described below were sales of Common Stock.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
11/08/2017	30,211	11.000
11/09/2017	4,700	10.8651
11/10/2017	5,700	11.0553
11/13/2017	13,704	10.7728
11/14/2017	1,711	10.8431
11/15/2017	4,892	10.7169
11/16/2017	300	10.6533
11/17/2017	9,400	10.6896
11/20/2017	1,900	10.6126
11/21/2017	100	10.3050
11/22/2017	504	10.3517
11/28/2017	4,700	10.5100
11/29/2017	9,665	10.5000
11/30/2017	1,045	10.5917
12/04/2017	119	10.7900
12/05/2017	9,700	10.5770
12/07/2017	6,800	10.3733
12/08/2017	21,400	10.3950
12/11/2017	8,400	10.4100
12/13/2017	1,200	9.8744
12/14/2017	561	10.0214
12/15/2017	100	10.3600
12/18/2017	3,412	10.0581
12/19/2017	7,218	10.0281
12/20/2017	12,758	10.3289
12/21/2017	2,060	10.9003
12/22/2017	700	10.8514
12/26/2017	5,000	10.7063
12/28/2017	12,040	10.8893
12/29/2017	2,906	10.9208
1/02/2018	17,094	10.8891
1/03/2018	1,050	11.8805
1/04/2018	30,979	11.8659